Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

Our common stock is the only class of our securities that is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of Incorporation, as amended (the “Articles of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

General

Our authorized common stock consists of 4,000,000 shares, $1.00 par value per share. As of December 31, 2023, there were 1,138,096 shares of our common stock issued and 966,132 shares of our common stock outstanding. The authorized but unissued shares of our common stock will be available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange. All of our issued and outstanding shares of common stock are validly issued, fully paid and non-assessable.

Subject to the rights and preferences granted to holders of our preferred stock then outstanding, and except with respect to voting rights, conversion rights and certain distributions of our capital stock, holders of our common stock rank equally with respect to distributions and have identical rights, preferences, privileges and restrictions, including the right to attend meetings and receive any information distributed by us with respect to such meetings.

Dividends. Holders of our common stock are equally entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of legally available funds, subject to the provisions and condition set forth in the terms of any preferred stock then outstanding. The ability of our board of directors to declare and pay dividends on our common stock is subject to the laws of the State of Illinois and the terms of any senior securities (including preferred stock) we may then have outstanding.

Voting rights. Each holder of our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Holders shall vote together, share for share, with the holders of any preferred stock as one class except as to those matters which, by express statutory provision, are required to be determined by class voting. Shareholders are entitled to cumulative voting rights.

Preemptive Rights. Holders of our common stock are not entitled to, and do not have, any pre-emptive or preferential right to subscribe to any share of stock of the Company of any class, now or hereafter authorized, or to any obligations convertible into stock of the Company, issued or sold, or any right to subscribe to any thereof. The Board of Directors may issue stock of the Company, or obligations convertible into stock, without offering such issue of stock or such obligations, either in whole or in part, to the shareholders of the Company.

Liquidation rights. In the event of our liquidation, dissolution or winding-up, holders of our common stock are entitled to share pro rata in our net assets available for distribution after payment to holders of any preferred stock then outstanding of the amounts to which they are entitled.